UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

COMPUCREDIT HOLDINGS CORPORATION
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

20478N100
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

CUSIP No. 20478N100		13G
1	NAME OF REPORTING PERSONS J.P. MORGAN CORSAIR II CAPITAL PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON PN

ITEM 1(a).  NAME OF ISSUER:

CompuCredit Holdings Corporation.  The original 13G and amendment numbers 1, 2 and 3 thereto were filed with respect to CompuCredit
Corporation.

ITEM 1(b).   ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

245 Perimeter Center Parkway, Suite 600, Atlanta, Georgia 30346

ITEM 2(a).   NAME OF PERSON FILING:

J.P. Morgan Corsair II Capital Partners, L.P.

ITEM 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

717 Fifth Avenue, 24th Floor
New York, New York 10022

ITEM 2(c).  CITIZENSHIP:

J.P. Morgan Corsair II Capital Partners, L.P. is a limited partnership formed under the laws of Delaware.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e).  CUSIP NUMBER:

20478N100

ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)      ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)      ☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)      ☐ Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)      ☐ Investment company registered under Section 8 of the Investment Company Act.

(e)      ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)      ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)      ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)      ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)      ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)      ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box  ☒

ITEM 4.    OWNERSHIP.

The information required by Items 4(a) – (c) is set forth in Rows 5 through 11 of the cover page applicable to each of the reporting persons and is incorporated herein by reference for each of the reporting persons.  J.P. Morgan Corsair II Capital Partners, L.P. does not beneficially own any shares of Common Stock.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.    CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011

J.P. MORGAN CORSAIR II CAPITAL PARTNERS, L.P.
By: CORSAIR II, L.P., as General Partner
By: CORSAIR II, L.L.C., as General Partner

By: /s/  D. T. Ignacio Jayanti
Name:  D. T. Ignacio Jayanti
Title:    President